1Q 2013
Banco Santander Chile
Earnings Report

Santander
un banco para tus ideas

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Fax: (562) 2671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

Lower inflation and a higher tax rate reduces profitability in 1Q13

In 1Q13, Net income attributable to shareholders totaled Ch$80,879 million (Ch$0.43 per share and US$0.36/ADR). Compared to 4Q12 (from now on QoQ), net income decreased 28.9% and 31.7% compared to 1Q13 (from now on YoY). During the quarter, the lower inflation temporarily reduced net interest income and profitability. The higher statutory tax rate also lowered profitability.

The lower inflation mainly affected results at the beginning of the quarter. As the quarter progressed, the Bank’s commercial activity began to rebound with record loan growth in retail banking in March and higher profitability.

For the whole 1Q13, net interest income decreased 12.9% QoQ and 7.4% YoY. The net interest margin (NIM) in 1Q13 reached 4.7% compared to 5.5% in 4Q12 and 5.3% in 1Q12. The lower net interest margin income in the quarter was mainly due to the quarterly fluctuations of inflation. In 1Q13, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.13% compared to 1.11% in 4Q12 and 1.07% in 1Q12. It is important to point out that the Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. Therefore, the QoQ decline in inflation was an important factor that explains the reduction in net interest income and profitability in the quarter.

Loan growth accelerating in segments the Bank has targeted for growth

In 1Q13, total loans increased 1.2% QoQ and 7.4% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting the most: high-income individuals, SMEs and middle market of companies. Loans in these combined markets increased 3.1% QoQ and 11.4% YoY. Loans to high-income individuals increased 2.9% QoQ. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 1.4% QoQ and 9.8% YoY, reflecting the Bank’s consistent focus on this segment. In the quarter, the Bank also focused its loan growth in the middle-market companies segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), which increased 4.4% QoQ and 14.7% YoY.

Solid growth of core deposits

Customer funds (deposits + mutual funds) increased 2.6% QoQ and 5.1% YoY. Core deposits (demand and time deposits from our retail and corporate clients) expanded 12.4% YoY. Core deposits now represent 83% of the Bank’s total deposit base. This should help support net interest margins in 2013.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	2

Asset quality stabilizing in consumer loans

Net provision for loan losses in the quarter totaled Ch$92,858 million an increase of 2.7% QoQ and 18.6% YoY. Net provision expense in consumer loans, which represent 63% of total provision expense, decreased 1.0% QoQ and 3.8% YoY. This reflects the different measure carried out by the Bank to improve credit risk. This includes focus loan growth in the higher end of the consumer market, tightening admissions policies, improving the collections process and updating the consumer provisioning models (performed in 3Q12). The measures mentioned above have gradually resulting in a stabilization of asset quality in consumer lending. Consumer NPLs decreased 2.7% QoQ. The coverage of consumer NPLs reached 226.4% in 1Q13 compared to 224.0% in 4Q12. At the same time, the amount of impaired consumer loans (consumer NPLs + renegotiated consumer loans) has evolved favorably. This tends to be a leading indicator for the evolution of future charge-offs. The improved collection efforts have also led to an important rise in loan loss recoveries, especially in consumer lending. Total loan loss recoveries increased 113.3% YoY. In this same period, consumer loan loss recoveries increased 146.3% YoY.

Cost growth moderates as key projects advance

Operating expenses in 1Q13 decreased 3.9% QoQ and increased 7.7% YoY. The efficiency ratio reached 41.8% in 1Q13. Administrative expenses increased 9.0% YoY as the Bank continued with its Transformation Projects aimed at enhancing productivity in retail banking. Going forward, though, administrative expenses should grow at a slower pace as many of these projects are finalizing. The 3.1% YoY increase in personnel expenses in 1Q13 reflects the stable evolution of the Bank’s headcount. Personnel expenses should experience moderate growth in the rest of the year as headcount levels should not grow significantly.

Core capital ratio reached 10.9%. Dividend yield of 3.8%

Shareholders’ equity totaled Ch$2,194,025 million (US$4.6 billion) as of March 31, 2013. Core capital reached 10.9% and the Bank’s BIS ratio reached 13.9% at the same date. The Bank’s Board will also submit for shareholder approval on April 29, 2013 its annual dividend equivalent to 60% of 2012 net income (Ch$1.24/share) equivalent to a dividend yield of 3.8% on the day before the ex-dividend date in Chile. ROAE in the quarter reached 15.0%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	3

Banco Santander Chile: Summary of Quarterly Results1

	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Net interest income	246,481	282,991	266,072	(7.4)%	(12.9)%
Fee income	64,254	66,837	68,691	(6.5)%	(3.9)%
Core revenues	310,735	349,828	334,763	(7.2)%	(11.2)%
Financial transactions, net	22,262	18,134	19,303	15.3%	22.8%
Provision expense	(92,858)	(90,387)	(78,281)	18.6%	2.7%
Operating expenses	(135,245)	(140,665)	(125,610)	7.7%	(3.9)%
Operating income, net of provisions and costs	104,894	136,910	150,175	(30.2)%	(23.4)%
Other operating & Non-op. Income	(24,015)	(23,193)	(31,820)	(24.5)%	3.5%
Net income attributable to shareholders	80,879	113,717	118,355	(31.7)%	(28.9)%
Net income/share (Ch$)	0.43	0.60	0.63	(31.7)%	(28.9)%
Net income/ADR (US$)[1]	0.36	0.50	0.51	(29.2)%	(28.0)%
Total loans	19,100,415	18,876,079	17,792,081	7.4%	1.2%
Deposits	14,115,349	14,082,232	13,392,489	5.4%	0.2%
Shareholders’ equity	2,194,025	2,134,778	2,065,995	6.2%	2.8%
Net interest margin	4.7%	5.5%	5.3%
Efficiency ratio	41.8%	39.9%	36.8%
Return on average equity[2]	15.0%	21.6%	23.3%
NPL / Total loans[3]	3.21%	3.17%	2.92%
Coverage NPLs	91.0%	92.0%	100.7%
Risk index[4]	2.92%	2.91%	2.94%
Cost of credit[5]	1.94%	1.92%	1.76%
Core capital ratio	10.9%	10.7%	11.2%
BIS ratio	13.9%	13.7%	14.8%
Branches	497	499	499
ATMs	2,011	2,001	1,949
Employees	11,679	11,713	11,572
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$472.54 per US$ as of March 31, 2013.
2.	Annualized Quarterly net income attributable to shareholders / Average equity attributable to shareholders in the quarter.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Cost of credit: Provision expenses annualized divided by total loans.

1 On January 1, 2013, the Bank applied the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million, all charged to 4Q12 figures in this report.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	4

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loan growth continues to accelerate in the markets the Bank has targeted for growth in 2013

Loans	Quarter ended,			% Change
(Ch$ million)	Mar-13	Dec-12	Mar-12	Mar. 13 / 12	Mar. 13 / Dec. 12

Total loans to individuals[1]	9,837,213	9,741,412	9,376,934	4.9%	1.0%
Consumer loans	3,165,550	3,115,477	2,963,104	6.8%	1.6%
Residential mortgage loans	5,309,837	5,271,581	5,162,473	2.9%	0.7%
SMEs	2,860,666	2,821,060	2,604,565	9.8%	1.4%
Total retail lending	12,697,879	12,562,472	11,981,499	6.0%	1.1%
Institutional lending	369,751	355,518	347,818	6.3%	4.0%
Middle-Market & Real estate	4,236,766	4,058,693	3,692,576	14.7%	4.4%
Corporate	1,806,957	1,863,595	1,881,429	(4.0)%	(3.0)%
Total loans [2]	19,100,415	18,876,079	17,792,081	7.4%	1.2%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and excludes interbank loans.

In 1Q13, total loans increased 1.2% QoQ and 7.4% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting the most: high-income individuals, SMEs and middle market of companies. Loans in these combined markets increased 3.1% QoQ and 11.4% YoY. This is in line with the Bank’s strategy for 2013 of expanding loan volumes with a clear focus on spreads, net of provisions.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased of 1.0% QoQ in 3Q12 and 4.9% YoY. In the quarter, the Bank focused on expanding its loan portfolio in higher income segments, while remaining more selective in the mass consumer market. By products, total consumer loans increased 1.6% QoQ (6.8% YoY) and residential mortgage loans expanded 0.7% QoQ (2.9% YoY). Loans to high-income individuals increased 2.9% QoQ and 9.8% YoY. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 1.4% QoQ (9.8% YoY), reflecting the Bank’s consistent focus on this segment.

In 4Q12, the Bank also focused its loan growth in the middle-market segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), which increased 4.4% QoQ and 14.7% YoY. This segment continues to show healthy loan demand given the high level of investment in the Chilean economy, which is expected to reach approximately 26% of GDP. This segment is also generating more and more business volumes in other areas such as cash management, which has helped to drive the rise in core deposits (See Funding).

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	5

In the large corporate segment (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), loans decreased 3.0% QoQ and 4.0% YoY. The sharp turn-around in the cost of external funding for companies throughout the second half of 2012 resulted in lower local loan demand from these clients and pre-payment of some large corporate loans. The Bank’s non-lending business with these clients, especially cash management services continues to thrive.

FUNDING

Improving the funding mix

Funding	Quarter ended,			% Change
(Ch$ million)	Mar-13	Dec-12	Mar-12	Mar. 13 / 12	Mar. 13 / Dec. 12
Demand deposits	4,964,239	4,970,019	4,566,890	8.7%	(0.1)%
Time deposits	9,151,110	9,112,213	8,825,599	3.7%	0.4%
Total deposits	14,115,349	14,082,232	13,392,489	5.4%	0.2%
Mutual funds (off-balance sheet)	3,112,174	2,713,776	2,995,292	3.9%	14.7%
Total customer funds	17,227,523	16,796,008	16,387,781	5.1%	2.6%
Loans to deposits[1]	102.7%	101.6%	98.4%

1. (Loans - marketable securities that fund mortgage loans) / (Time deposits + demand deposits).

Customer funds (deposits + mutual funds) increased 2.6% QoQ and 5.1% YoY. Total deposits grew 0.2% QoQ and grew 5.4% YoY. In the quarter, the Bank’s funding strategy was focused on increasing core deposits while lowering deposits from institutional sources, which are more expensive, as the Bank normalized its liquidity levels. This following the large liquidity surplus the Bank maintained throughout most of 2012. As a result, core deposits (demand and time deposits from our retail and corporate clients) expanded 12.4% YoY. Core deposits now represent 83% of the Bank’s total deposit base. This also resulted in lower deposits from institutional sources, lower bond issues and a decrease in interbank financing. This should help support net interest margins in 2013.

*Core deposits: demand and time deposits from our retail and corporate clients

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	6

Assets under management increased 14.7% QoQ as money returned to money market funds as inflation lowered, which reduced the attractiveness of time deposits denominated in UF, especially on behalf of institutional investors. We expect this business to continue to be volatile in line with general market and inflationary trends.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Core capital ratio at 10.9%. Payout of 60% of 2012 earning to be proposed to shareholders

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Mar-13	Dec-12	Mar-12	Mar. 13 / 12	Mar. 13 / Dec. 12
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	975,460	975,460	801,422	21.7%	0.0%
Valuation adjustment	(1,152)	(3,781)	(15,210)	(92.4)%	(69.5)%
Retained Earnings:	328,414	271,796	387,408	(71.2)%	20.8%
Retained earnings prior periods	388,282	0	435,084	(67.3)%	—%
Income for the period	80,879	388,282	118,355	(31.6)%	(79.2)%
Provision for mandatory dividend	(140,747)	(116,486)	(166,031)	(15.2)%	20.8%
Equity attributable to shareholders	2,194,025	2,134,778	2,064,923	6.3%	2.7%
Non-controlling interest	34,830	34,265	34,554	0.8%	1.6%
Total Equity	2,228,855	2,169,043	2,099,477	6.2%	2.7%
Quarterly ROAE	15.0%	21.6%	23.3%

Shareholders’ equity totaled Ch$2,194,025 million (US$4.6 billion) as of March 31, 2013. Core capital reached 10.9% and the Bank’s BIS ratio reached 13.9% at the same date. ROAE in the quarter reached 15.0%. Voting common shareholders’ equity is the sole component of our Tier I capital. Tier II declined in the quarter as some subordinated bonds no longer qualify as Tier II since they are approaching maturity.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Mar-13	Dec-12	Mar-12	Mar. 13 / 12	Mar. 13 / Dec. 12
Tier I (Core Capital)*	2,194,025	2,135,660	2,065,995	6.2%	2.7%
Tier II	596,933	599,656	673,110	(11.3)%	(0.5)%
Regulatory capital	2,790,957	2,735,316	2,739,104	1.9%	2.0%
Risk weighted assets	20,091,880	19,940,397	18,509,191	8.6%	0.8%
Tier I (Core capital) ratio	10.9%	10.7%	11.2%
BIS ratio	13.9%	13.7%	14.8%

*Calculated based on 2012 Financials and does not include accounting change introduced in 1Q13.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	7

The Bank’s Board will also submit for shareholder approval on April 29, 2013 its annual dividend equivalent to 60% of 2012 net income (Ch$1.24/share) equivalent to a dividend yield of 3.8% on the day before the ex-dividend date in Chile. The prudent management of the Bank’s capital ratios and high profitability has permitted the Bank to continue paying attractive dividends without issuing new shares since 2002.

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Client margins remain stable QoQ. NIM declines as inflation decelerates

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Client net interest income[1]	271,696	273,022	264,889	2.6%	(0.5)%
Non-client net interest income[2]	(25,215)	9,969	1,183	—%	—%
Net interest income	246,481	282,991	266,072	(7.4)%	(12.9)%
Average interest-earning assets	20,923,043	20,762,771	20,119,312	4.0%	0.8%
Average loans	18,942,547	18,666,166	17,537,743	8.0%	1.5%
Interest earning asset yield[3]	8.1%	10.1%	10.0%
Cost of funds[4]	3.5%	4.7%	4.8%
Client net interest margin[5]	5.7%	5.9%	6.0%
Net interest margin (NIM)[6]	4.7%	5.5%	5.3%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	34.3%	32.8%	32.6%
Quarterly inflation rate[7]	0.13%	1.11%	1.07%
Central Bank reference rate	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.62%	2.45%	2.45%
1.	Client net interest income is mainly net interest income from the from all client activities such as loans and deposits minus the internal transfer rate. See footnote 3 at the end of this page.
2.	Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 3 at the end of this page.
3.	Interest income divided by interest earning assets.
4.	Interest expense divided by interest bearing liabilities + demand deposits.
5.	Client net interest income annualized divided by average loans
6.	Net interest income divided by average interest earning assets annualized.
7.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q13, Net interest income decreased 12.9% QoQ and 7.4% YoY. The Net interest margin (NIM) in 1Q13 reached 4.7% compared to 5.5% in 4Q12 and 5.3% in 1Q12. In order to improve the explanation of margins, we have divided the analysis of net interest income between client interest income2 and non-client net interest income.

2 In order to explain better the evolution of net interest income, we have divided net interest income between client net interest income and non-client net interest income. Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	8

Client net interest income. In 1Q13, client net interest income was flat QoQ and grew 2.6% YoY. Average loans increased 1.5% QoQ and 8.0% YoY. Client net interest margin (defined as client net interest income divided by average loans) reached 5.7% in 1Q13 compared to 5.9% in 4Q12 and 6.0% in 1Q12. The improved funding mix and stable pricing policies has kept client margins relatively unchanged since 4Q12. Compared to 1Q12, client margins have declined mainly because of the Bank’s focus on loan growth in high-income individuals, SMEs and Corporates and lower growth in the low end of the consumer market. We expect as the year progresses to achieve a higher client margin, net of provision expenses, even though this results in slightly lower client margins. Moreover, the funding mix has improved, reflected in the ratio of free funds to interest earning assets that reached 34.3% in 1Q13 compared to 32.8% in 4Q12 and 32.6% in 1Q12.

Non-client net interest income. The volatility of our total net interest margin and income is mainly due to the quarterly fluctuations of inflation. In 1Q13, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.13% compared to 1.11% in 4Q12 and 1.07% in 1Q12. It is important to point out that the Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. The gap between assets and liabilities indexed to the UF averaged approximately US$7.5 billion in 1Q13. This signifies that for every 100 basis point change in inflation, our net interest income increases or decrease by US$75 million, all other factors equal. Therefore, the QoQ decline in inflation explains largely the sharp reduction in non-client net interest income in 1Q13 compared to 4Q12 and 1Q12.

For 2013, the evolution of margins should reflect various factors. Going forward, we expect UF inflation to normalize at an annual rate of approximately 2.4-2.5% for 2013 or 0.7% per remaining quarter, subject to further revisions. In 2013, the negative effects of possible regulations regarding maximum rates may have a negative impact on margins. The final law regulating this change is still being discussed in Congress and there is no clarity as to when it will be approved. To counterbalance this we expect: (1) healthier loan growth both in terms of volumes and in terms of margins, post provision expense and, (2) an improved funding mix via healthy growth of core deposits.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	9

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Asset quality in consumer lending improving

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Commercial loans	(27,394)	(25,366)	(14,905)	83.8%	8.0%
Residential mortgage loans	(6,921)	(5,895)	(2,490)	178.0%	17.4%
Consumer loans	(58,543)	(59,126)	(60,886)	(3.8)%	(1.0)%
Net provisions for loan losses	(92,858)	(90,387)	(78,281)	18.6%	2.7%
Total loans[1]	19,100,415	18,876,079	17,792,081	7.4%	1.2%
Total reserves (RLL)	557,564	550,122	522,728	6.7%	1.4%
Non-performing loans[2] (NPLs)	612,379	597,767	519,283	17.9%	2.4%
NPLs commercial loans	343,764	320,461	263,843	30.3%	7.3%
NPLs residential mortgage loans	154,334	159,802	156,280	(1.2)%	(3.4)%
NPLs consumer loans	114,281	117,504	99,160	15.2%	(2.7)%
Cost of credit[3]	1.96%	1.94%	1.79%
Risk index[4] (RLL / Total loans)	2.92%	2.91%	2.94%
NPL / Total loans	3.21%	3.17%	2.92%
NPL / Commercial loans	3.24%	3.06%	2.73%
NPL / Residential mortgage loans	2.91%	3.03%	3.03%
NPL / consumer loans	3.61%	3.77%	3.35%
Coverage of NPLs[5]	91.0%	92.0%	100.7%
Coverage of NPLs ex-mortgage[6]	113.3%	117.4%	134.1%
Coverage of commercial NPLs	75.6%	78.3%	90.5%
Coverage of residential mortgage NPLs	25.1%	22.5%	23.1%
Coverage of consumer NPLs	226.4%	224.0%	249.9%
1.	Excludes interbank loans.
2.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
3.	Cost of credit: Quarterly provision expense annualized divided by average loans
4.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Loan loss allowances / NPLs.
6.	Loan loss reserves of commercial + consumer loans divided by NPLs of commercial and consumer loans

Net provision for loan losses in the quarter totaled Ch$92,858 million an increase of 2.7% QoQ and 18.6% YoY.

Net provision expense in consumer loans, which represent 63% of total provision expense, decreased 1.0% QoQ and 3.8% YoY. This reflects the different measure carried out by the Bank to improve credit risk. This includes focus loan growth in the higher end of the consumer market, tightening admissions policies, improving the collections process and updating the consumer provisioning models (performed in 3Q12).

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

The measures mentioned above have gradually resulted in a stabilization of asset quality in consumer lending. Consumer NPLs decreased 2.7% QoQ and increased 15.2% YoY. The coverage of consumer NPLs reached 226.4% in 1Q13 compared to 224.0% in 4Q12. At the same time, the amount of impaired consumer loans (consumer NPLs + renegotiated consumer loans) has evolved favorably. This tends to be a leading indicator for the evolution of future charge-offs.

*Impaired consumer loans include non-performing consumer loans and renegotiated consumer loans

The improved collection efforts have also led to an important rise in loan loss recoveries, especially in consumer lending. Total loan loss recoveries increased 113.3% YoY. Total loan loss recoveries increased 113.3% YoY. In this same period, consumer loan loss recoveries increased 146.3% YoY. The decline compared to 4Q12 is seasonal due to the vacation season in 1Q13.

Provision expense for mortgage residential loans increased 17.4% QoQ and 178% YoY. The YoY increase was mainly due to higher charge-offs of mortgage loans that totaled Ch$4,198 million. Total NPLs in mortgage loans decreased 3.4% QoQ and 1.2% YoY, also reflecting the stricter credit risk policies the Bank is enforcing in retail banking. Mortgage loan NPLs reached 2.9% in 1Q13, flat compared to 4Q12 and 1Q12. Including collateral, the coverage of residential mortgage NPLs reached 113% as of March 2013. The risk index (loan loss allowances for mortgage in the balance sheet over total mortgage loans) reached 0.7% and has been stable for an extended period.

*Loan loss allowances / mortgage loans

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

Provision expense in commercial loans increased 8.0% QoQ and 83.8% YoY. Commercial loan NPLs reached 3.2% in 1Q13 compared to 3.1% in 4Q12 and 2.7% in 1Q12. The rise in NPLs in commercial loans is mainly due to an increase in NPLs in SMEs, which has been the fastest growing segment. The Bank experienced a rise in NPLs mainly among SME loans granted through the government’s guarantee program designed to aid the entrance of SME to the banking market. Therefore, the rise in NPLs does not necessarily imply a rise in expected losses as these loans are guaranteed by the state. For this reason, coverage ratio of commercial loan NPLs has fallen to 75.6% in the quarter while the Bank’s risk index has remained stable at 2.9%. We expect a similar trend for the rest of 2013 in SME NPLs, risk index and coverage ratios.

Coverage of total NPLs in 1Q13 reached 91.0%. Excluding residential mortgage loans that have a lower coverage ratio due to the value of residential property collateral, the coverage ratio reached 113%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	12

NET FEE INCOME

Fee income growth impacted by new regulations and negative client growth in the mass consumer segment

Fee Income	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Credit, debit & ATM card fees	13,107	12,175	15,017	(12.7)%	7.7%
Collection fees	11,325	9,402	15,802	(28.3)%	20.4%
Asset management	8,390	8,047	8,609	(2.5)%	4.3%
Guarantees, pledges and other contingent operations	7,408	7,456	6,935	6.8%	(0.7)%
Checking accounts	7,128	7,024	7,238	(1.5)%	1.5%
Insurance brokerage	5,746	8,160	8,186	(29.8)%	(29.6)%
Lines of credit	1,991	2,203	2,449	(18.7)%	(9.4)%
Fees from brokerage and custody of securities	1,796	1,945	1,982	(9.4)%	(7.7)%
Other Fees	7,363	10,425	2,473	197.7%	(29.4)%
Total fees	64,254	66,837	68,691	(6.5)%	(3.9)%

Net fee income decreased 3.9% QoQ and 6.5% YoY. The Bank continued to increase its client base and cross-selling indicators, especially in the middle-upper income segments while client growth in the mass consumer segment has been negative. This in the short-term results in lower fees, especially credit card, checking account and line of credit fees, but in the medium-term will result in lower provision expenses. The introduction of the new insurance brokerage regulation for mortgage loans explains the 29.6% QoQ and 29.8% YoY fall in insurance brokerage fees.

The Bank’s Transformation Plan continues to be implemented which should help bolster fees in 2013. This is the largest overhaul and reorganization of the Bank’s middle and lower income business segments in the last decade. The installation of the new CRM, a corner-piece of this initiative, is starting to improve the Bank’s client service indicators and productivity.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

NET RESULTS FROM FINANCIAL TRANSACTIONS

Higher yield on liquidity portfolio boosts results from financial transactions

Financial Transactions*	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Net income from financial operations	(16,873)	(31,138)	(34,196)	(50.7)%	(45.8)%
Foreign exchange profit (loss), net	39,135	49,272	53,499	(26.8)%	(20.6)%
Net results from financial transactions	22,262	18,134	19,303	15.3%	22.8%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$22,262 million in 1Q13, a 22.8% QoQ and 15.3% YoY increase. In order to understand more clearly these line items, we present them by business area in the table below.

Financial Transactions	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Santander Global Connect[1]	10,725	14,051	14,575	(26.4)%	(23.7)%
Market-making	7,237	7,592	11,310	(36.0)%	(4.7)%
Client treasury services	17,963	21,643	25,885	(30.6)%	(17.0)%
Non-client treasury income	4,300	(3,509)	(6,582)	—%	—%
Net results from financial transactions	22,262	18,134	19,303	15.3%	22.8%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Client treasury services totaled Ch$17,963 million in 1Q13 and decreased 17.0% QoQ and 30.6% YoY. After a very active 4Q12 in corporate treasury services, 1Q13 saw an important reduction in volatility, especially in the foreign trade market, which reduced demand for currency protection on behalf of clients. Non-client treasury services recorded a gain of Ch$4,300 million, mainly reflecting the normalization of liquidity levels of the Banks following the large surplus the Bank maintained throughout most of 2012. This has resulted in higher interest income from the Bank’s liquidity portfolio comprised mainly of Central Bank instruments, but which also now includes other high-grade instruments such as local bank deposits, that yield a higher rate than Central bank instruments.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

OPERATING EXPENSES AND EFFICIENCY

Growth of cost moderates

Operating Expenses	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Personnel expenses	(71,533)	(76,488)	(69,400)	3.1%	(6.5)%
Administrative expenses	(48,032)	(48,127)	(44,084)	9.0%	(0.2)%
Depreciation, amortization and impairment	(15,680)	(16,050)	(12,126)	29.3%	(2.3)%
Operating expenses	(135,245)	(140,665)	(125,610)	7.7%	(3.9)%
Branches	497	499	499	(0.4)%	(0.4)%
ATMS	2,011	2,001	1,949	3.2%	0.5%
Employees	11,679	11,713	11,572	0.9%	(0.3)%
Efficiency ratio[1]	41.8%	39.9%	36.8%

1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 1Q13 decreased 3.9% QoQ and increased 7.7% YoY. The efficiency ratio reached 41.8% in 1Q13 compared to 39.9% in 4Q12 and 36.8% in 1Q12. The QoQ decline in costs was mainly due to seasonal factors related to the summer vacation season.

The 7.7% YoY increase in operating expenses was mainly due to the 9.0% increase in administrative expenses. The Bank continued with its Transformation Projects aimed at enhancing productivity in retail banking. Rent expenses have also been rising, since the Bank has sold most of its branches and now rents them. Branches are risk weighted at 100% and, therefore, from a capital perspective, it is more efficient to rent them than to own them. Going forward, though, administrative expenses should grow at a slower pace as many of these projects are finalizing.

The 3.1% YoY increase in personnel expenses in 1Q13 reflects the 0.9% rise in headcount plus the rise in salaries in the year due to inflation in 2012. As of March 2013, headcount totaled 11,679 employees and increase of 0.9% compared to 1Q12. The main area of headcount growth has been the Bank’s collection areas offset by lower headcount at Banefe’s sales force. As headcount should remain stable for the remainder of the year, personnel expenses should see moderate growth similar to 1Q13 levels for the remainder of the year.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Other operating income	4,569	4,630	3,982	14.7%	(1.3)%
Other operating expenses	(14,263)	(20,268)	(16,365)	(12.8)%	(29.6)%
Other operating income, net	(9,694)	(15,638)	(12,383)	(21.7)%	(38.0)%
Income from investments in other companies	482	(983)	447	7.8%	(149.0)%
Income tax expense	(14,237)	(5,790)	(19,093)	(25.4)%	145.9%
Income tax rate	14.9%	4.8%	13.8%

Other operating income, net, totaled a loss of Ch$9,694 million in 1Q13. The lower loss compared to previous periods was mainly due to higher gains from the sale and recovery of repossessed assets, which is in line with the higher charge-offs of mortgage loans. At the same time the loss from operational charge-offs and provisions for other contingencies also decreased compared to 4Q12 and 1Q12.

The higher income tax rate in 1Q13 was mainly due to the rise in the statutory corporate tax rate to 20% in 2013 offset by non-repeatable tax efficiencies achieved in 1Q13. Additionally, in 4Q12 our tax expenses were positively affected by the recognition of higher deferred tax assets. Congress approved a law that raised the statutory corporate tax rate to 20% in 2013 and this new rate was applied to deferred taxes in 4Q12, resulting in a lower effective tax rate. For the remainder of 2013, the Bank should be paying an effective tax rate closer to 17-18%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	16

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies with no changes in 1Q13.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

SECTION 5: SHARE PERFORMANCE

As of March 2013

Ownership Structure:

ADR price3 (US$) 3M13

03/31/13:	28.47
Maximum (3M12):	30.59
Minimum (3M12):	28.34

Market Capitalization: US$13,413 million

P/E 12 month trailing*:	17.95
P/BV (03/31/13)**:	2.87
Dividend yield***:	3.8%

*	Price as of March 31, 2013 / 12mth. earnings
**	Price as of March 31, 2013 / Book value as of 03/31/13
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 3M13

US$ million

Local share price (Ch$) 3M13

03/31/13:	33.41
Maximum (3M12):	36.23
Minimum (3M12):	33.41

Dividends:

		% of previous year
Year paid	Ch$/share	earnings
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%
2012:	1.39	60%
2013:	1.24	60%

3 On Oct. 22, 2012, the ratio of common share per ADR was changed from 1,039 shares per ADR to 400 shares per ADR.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Mar-13	Mar-13	Dec-12	Mar. 13 / Dec. 12
	US$ths	Ch$ million		% Chg.
Assets

Cash and balances from Central Bank	2,607,739	1,230,201	1,250,414	(1.6)%
Funds to be cleared	1,317,567	621,562	520,267	19.5%
Financial assets held for trading	530,026	250,040	338,287	(26.1)%
Investment collateral under agreements to repurchase	-	-	6,993	—%
Derivatives	2,740,759	1,292,953	1,293,212	(0.0)%
Interbank loans	296,693	139,965	90,527	54.6%
Loans, net of loan loss allowances	39,306,520	18,542,851	18,325,957	1.2%
Available-for-sale financial assets	3,971,337	1,873,478	1,826,158	2.6%
Held-to-maturity investments	-	-	-	—%
Investments in other companies	17,128	8,080	7,614	6.1%
Intangible assets	163,557	77,158	87,347	(11.7)%
Fixed assets	338,849	159,852	162,214	(1.5)%
Current tax assets	41,933	19,782	10,227	93.4%
Deferred tax assets	398,497	187,991	186,407	0.8%
Other assets	1,241,183	585,528	655,217	(10.6)%
Total Assets	52,971,788	24,989,441	24,760,841	0.9%

Liabilities and Equity
Demand deposits	10,523,029	4,964,239	4,970,019	(0.1)%
Funds to be cleared	977,583	461,175	284,953	61.8%
Investments sold under agreements to repurchase	474,196	223,702	304,117	(26.4)%
Time deposits and savings accounts	19,398,219	9,151,110	9,112,213	0.4%
Derivatives	2,509,518	1,183,865	1,146,161	3.3%
Deposits from credit institutions	2,924,916	1,379,829	1,438,003	(4.0)%
Marketable debt securities	9,750,552	4,599,823	4,571,289	0.6%
Other obligations	445,596	210,210	192,611	9.1%
Current tax liabilities	1,189	561	525	6.9%
Deferred tax liability	31,330	14,780	9,544	54.9%
Provisions	487,089	229,784	221,089	3.9%
Other liabilities	723,917	341,508	341,274	0.1%
Total Liabilities	48,247,135	22,760,586	22,591,798	0.7%

Equity
Capital	1,889,355	891,303	891,303	0.0%
Reserves	2,067,748	975,460	975,460	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(2,442)	(1,152)	(3,781)	(69.5)%
Retained Earnings:	696,161	328,414	271,796	20.8%
Retained earnings previous periods	823,067	388,282	-	—%
Net income	171,445	80,879	388,282	(79.2)%
Provision for mandatory dividend	(298,351)	(140,747)	(116,486)	20.8%
Total Shareholders' Equity	4,650,821	2,194,025	2,134,778	2.8%
Minority Interest	73,831	34,830	34,265	1.6%
Total Equity	4,724,653	2,228,855	2,169,043	2.8%
Total Liabilities and Equity	52,971,788	24,989,441	24,760,841	0.9%

Figures in US$ have been translated at the exchange rate of Ch$471.75. On January 1, 2013 the Bank began to apply the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million all charged to 4Q12 figures in this report.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	19

ANNEX 2: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
	Ch$mn			% Chg.
Interest income	425,797	524,918	502,833	(15.3)%	(18.9)%
Interest expense	(179,316)	(241,927)	(236,761)	(24.3)%	(25.9)%
Net interest income	246,481	282,991	266,072	(7.4)%	(12.9)%
Fee and commission income	87,528	89,735	90,935	(3.7)%	(2.5)%
Fee and commission expense	(23,274)	(22,898)	(22,244)	4.6%	1.6%
Net fee and commission income	64,254	66,837	68,691	(6.5)%	(3.9)%
Net income from financial operations	(16,873)	(31,138)	(34,196)	(50.7)%	(45.8)%
Foreign exchange profit (loss), net	39,135	49,272	53,499	(26.8)%	(20.6)%
Total financial transactions, net	22,262	18,134	19,303	15.3%	22.8%
Other operating income	4,569	4,630	3,982	14.7%	(1.3)%
Net operating profit before loan losses	337,566	372,592	358,048	(5.7)%	(9.4)%
Provision for loan losses	(92,858)	(90,387)	(78,281)	18.6%	2.7%
Net operating profit	244,708	282,205	279,767	(12.5)%	(13.3)%
Personnel salaries and expenses	(71,533)	(76,488)	(69,400)	3.1%	(6.5)%
Administrative expenses	(48,032)	(48,127)	(44,084)	9.0%	(0.2)%
Depreciation and amortization	(15,653)	(16,048)	(12,072)	29.7%	(2.5)%
Impairment	(27)	(2)	(54)	(50.0)%	–%
Operating expenses	(135,245)	(140,665)	(125,610)	7.7%	(3.9)%
Other operating expenses	(14,263)	(20,268)	(16,365)	(12.8)%	(29.6)%
Total operating expenses	(149,508)	(160,933)	(141,975)	5.3%	(7.1)%
Operating income	95,200	121,272	137,792	(30.9)%	(21.5)%
Income from investments in other companies	482	(983)	447	7.8%	–%
Income before taxes	95,682	120,289	138,239	(30.8)%	(20.5)%
Income tax expense	(14,237)	(5,790)	(19,093)	(25.4)%	145.9%
Net income from ordinary activities	81,445	114,499	119,146	(31.6)%	(28.9)%
Net income discontinued operations	-	-	-	–%	–%
Net income attributable to:
Minority interest	566	782	791	(28.4)%	(27.6)%
Net income attributable to shareholders	80,879	113,717	118,355	(31.7)%	(28.9)%

Figures in US$ have been translated at the exchange rate of Ch$471.75. On January 1, 2013, the Bank began to apply the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million all charged to 4Q12 figures in this report.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-12	Jun-12	Sep-12	Dec-12	Mar-13
(Ch$ millions)
Loans
Consumer loans	2,963,104	2,987,880	3,039,998	3,115,477	3,165,550
Residential mortgage loans	5,162,473	5,221,914	5,208,217	5,271,581	5,309,837
Commercial loans	9,666,504	10,164,678	10,254,959	10,489,021	10,625,028
Total loans	17,792,081	18,374,472	18,503,174	18,876,079	19,100,415
Allowance for loan losses	(522,728)	(518,331)	(552,138)	(550,152)	(557,564)
Total loans, net of allowances	17,269,353	17,856,141	17,951,034	18,325,961	18,542,854

Loans by segment
Individuals	9,376,934	9,534,018	9,613,857	9,741,412	9,837,213
SMEs	2,604,565	2,658,077	2,745,928	2,821,060	2,860,666
Total retail lending	11,981,499	12,192,095	12,359,785	12,562,472	12,697,879
Institutional lending	347,818	366,862	355,119	355,518	369,751
Middle-Market & Real estate	3,692,576	3,848,479	3,918,324	4,058,693	4,236,766
Corporate	1,881,429	2,006,270	1,874,749	1,863,595	1,806,957

Customer funds
Demand deposits	4,566,890	4,624,570	4,601,160	4,970,019	4,964,239
Time deposits	8,825,599	9,913,093	9,487,610	9,112,213	9,151,110
Total deposits	13,392,489	14,537,663	14,088,770	14,082,232	14,115,349
Mutual funds (Off balance sheet)	2,995,292	2,944,482	3,080,130	2,713,776	3,112,174
Total customer funds	16,387,781	17,482,145	17,168,900	16,796,008	17,227,523
Loans / Deposits[1]	98.4%	96.5%	98.7%	101.6%	102.7%

Average balances
Avg. interest earning assets	20,119,312	20,362,279	20,410,407	20,762,771	20,923,043
Avg. loans	17,537,743	18,127,164	18,546,119	18,666,166	18,942,547
Avg. assets	24,918,317	24,957,219	25,106,995	24,995,465	24,843,979
Avg. demand deposits	4,527,917	4,749,885	4,598,283	4,716,789	5,020,202
Avg equity	2,035,332	2,014,260	2,042,929	2,101,849	2,159,904
Avg. free funds	6,563,249	6,764,145	6,641,212	6,818,638	7,180,106

Capitalization
Risk weighted assets	18,509,191	19,572,225	19,479,092	19,940,397	20,091,880
Tier I (Shareholders' equity)	2,065,995	2,028,612	2,058,231	2,134,778	2,194,025
Tier II	673,110	659,788	642,650	599,656	596,933
Regulatory capital	2,739,104	2,688,401	2,700,881	2,735,316	2,790,957
Tier I ratio	11.2%	10.4%	10.6%	10.7%	10.9%
BIS ratio	14.8%	13.7%	13.9%	13.7%	13.9%

Profitability & Efficiency
Net interest margin	5.3%	5.0%	4.7%	5.5%	4.7%
Efficiency ratio	36.8%	41.0%	42.4%	39.9%	41.8%
Avg. Free funds / interest earning assets	32.6%	33.2%	32.5%	32.8%	34.3%
Return on avg. equity	23.3%	21.0%	9.9%	21.6%	15.0%
Return on avg. assets	1.9%	1.7%	0.8%	1.8%	1.3%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21

	Mar-12	Jun-12	Sep-12	Dec-12	Mar-13
Asset quality
Non-performing loans (NPLs)[2]	519,283	529,869	561,730	597,767	612,379
Loan loss reserves[4]	522,728	518,331	552,138	550,152	557,564
NPLs / total loans	2.92%	2.88%	3.04%	3.17%	3.21%
Coverage of NPLs (Loan loss allowance / NPLs)	100.66%	97.82%	98.29%	92.03%	91.05%
Risk index (Loan loss allowances / Loans)[4]	2.94%	2.82%	2.98%	2.91%	2.92%
Cost of credit (prov. expense / loans)	1.76%	1.71%	2.58%	1.92%	1.94%

Network
Branches	499	499	496	499	497
ATMs	1,949	1,966	1,966	2,001	2,011
Employees	11,572	11,621	11,692	11,713	11,679

Market information (period-end)
Net income per share (Ch$)	0.63	0.56	0.27	0.60	0.43
Net income per ADR (US$)	0.51	0.44	0.23	0.50	0.36
Stock price	40.54	37.34	33.55	33.72	33.41
ADR price	33.14	29.83	28.2	28.49	28.47
Market capitalization (US$mn)	15,613	14,053	13,285	13,422	13,413
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)[5]	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[6]	1.07%	0.42%	-0.16%	1.11%	0.13%
Central Bank monetary policy reference rate (nominal)	5.00%	5.00%	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.45%	2.49%	2.42%	2.45%	2.62%
Avg. 10 year Central Bank yield (nominal)	5.40%	5.58%	5.31%	5.48%	5.62%
Observed Exchange rate (Ch$/US$) (period-end)	489.76	509.73	470.48	478.6	472.54

1 Ratio = Loans - marketable securities / Time deposits + demand deposits

2 Capital + future interest of all loans with one installment 90 days or more overdue.

3 Total installments plus lines of credit more than 90 days overdue

4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

5 The rato of ADRs per local shares was modified in Oct. 2012

6 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22